Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

Transcript – Merger status video / Konecranes and Terex Merger, Final, 12.10.2015

Spokespersons: Panu Routila and Mikko Uhari

Forward-Looking Statements

This transcript contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this transcript and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Speaker: Panu Routila, President and CEO, Konecranes

Spoken:

1.	Dear Konecranes employees,
2.	It’s time to give you an update on the merger and how it is proceeding.
3.	As you know, we announced earlier this year, in August, that Konecranes Plc and Terex Corporation would combine their businesses in a merger of equals and form the new company Konecranes Terex Plc.
4.	The transaction is still subject to approval by both Konecranes’ and Terex’ shareholders, antitrust regulators, and other closing conditions.
5.	However, to prepare for the merger, certain organizational steps need to be taken already ahead of closing.
6.	Today we would like to inform you on the two merger processes that have been initiated.
7.	First, we have a process that we call Closing Process. It relates to the legal closing of the merger by the end of the first half of 2016.
8.
This process is of legal nature and includes the antitrust filings and approvals in several jurisdictions, preparation of listing of the new combined company on Nasdaq Helsinki and New York Stock Exchange, the extraordinary general meeting that we will arrange for the shareholders and the planning of the future corporate structure.

9.
Sirpa Poitsalo, VP Legal Counsel, will be in charge of securing the legal requirements in the closing process. A sub-stream to the closing process, led by Ari-Pekka Salonen, has been created to take care of the antitrust filing and approval.

10.	The main process is the Business Integration Planning process.
11.
This process will help us prepare for the integration of the two companies when the merger closing process is finalized and all legal matters done and needed approvals received from authorities and shareholders. This overall merger process will be led by me and by Mr. Steve Filipov from Terex.

12.	I have further nominated Mikko Uhari, Executive Vice President, Strategy and Technology, as the Program Management Officer for this merger process.
13.	Before I give the word to Mikko, I want to repeat what was said in the previous information video when the merger was announced.
14.	It’s vital that, until closing, the two companies continue to operate independently of each other.
15.	This means that we continue to make independent business decisions, for example, about competition and pricing.
16.	Any contact and communications outside the official two merger processes, Closing and the Integration Planning Process, between the two companies is strictly prohibited.
17.	Although the merger is proceeding, it is far from being done and closed, so please also remember that every day we have to compete and get the best deals in the market.
18.	We have to win new customers and orders.
19.	We have to deliver products and serve our customers well, and we have to push for better margins and make a profit. We still have several quarters where we will need to perform well.
20.	I will now hand it over to Mikko, who will tell you in more detail about the Closing and the Business Integration planning process.

Speaker: Mikko Uhari, EVP, Strategy and Technology, Konecranes

Spoken:

1.	Thank you, Panu.
2.	Let me give you a short update on where we stand with the closing process that Panu briefly mentioned.
3.	The antitrust filing and approval is the lengthiest part in the merger process and will most likely take several months.
4.
Our team has worked on this now for more than a month, and the first filings have been made in India and in USA. We still also need to file in several other jurisdictions, but I’ll give more information on these in the next video update.

5.	We can anticipate that the authorities will closely review and need clarifications after the filings and present us with some additional questions.
6.	So all of you who are involved in this work, please be ready for this and make sure that careful and timely work is done. This is very important to secure a successful merger process.
7.	We are also doing preparatory work for the listing in Helsinki and New York stock exchanges.
8.	This will also need a separate proceeding by authorities and will take time until spring 2016.
9.	Now let’s move to the next topic. As Panu said, the aim of the Business Integration Planning process is to get organized and to build a solid base for a successful integration after closing.
10.	We need to be prepared for the integration and have a detailed action plan so that we get a good start with the new joint company.

11.	We have to remember to serve our customers in the best possible way, although we are planning of integrating the two companies.
12.
Terex will do a similar exercise to prepare for the integration. However, as Konecranes and Terex are competitors during the whole integration planning process, we cannot communicate or exchange information directly with each other.

13.	All communication must be handled by a third party, which secures that neither of the companies violate competition legislation, nor release business-sensitive information to each other.
14.
This external consultant agency acts as a so-called "clean team"; a team, which is not in our daily business at all, but assists both parties in proceeding with the integration planning and securing mandatory confidentiality.

15.
The consultant agency acts as a messenger between the parties and also brings additional general business planning skills to both companies. The selection of this consultant agency is currently ongoing.

16.	The Business Integration Planning process will be divided into 10 streams and further to sub-streams when needed.
17.	Each stream plans and prepares for integration in a selected scope of business, and each stream will have a nominated project leader, as shown on the slide.
18.
The streams are the following: Industrial Service, Industrial Equipment and Components, Port Cranes, Lift Trucks, Procurement, Supply, Finance, Market Communications, Information Technology, and Human Resources.

19.	The work in the streams has started and we will give you a monthly update on them as we go forward.
20.	I want to point out that throughout Konecranes, we all have a great deal of knowledge, know-how, and skills that will be of value in the merger of the two companies.
21.
Our expertise in lifting technology and equipment, the industrial internet, in processes and systems related to OneKonecranes, and our long history in Service are only some examples of value we will bring to this new merged company.

22.	In addition, I want to repeat what Panu said earlier.
23.
We are two separate companies until closing, and this means that we continue to make independent business decisions and do not engage in any contact with Terex. The two merger processes being exceptions.

24.	The competition on the market is tough, and we need to make sure we win new customers and orders.
25.	We have to continue to serve our customers, to deliver products, and to make a profit.
26.	As you have heard, the merger process will take time, and nothing will happen in the near future or suddenly. We will do our best to keep you informed on the merger process moving forward.
27.
If you have any questions on the Merger Closing process or the Business Integration Planning process, please do not hesitate to contact any of the merger stream leaders, myself, or the official merger email box: merger.questions@konecranes.com.

28.	We look forward to our continued cooperation with you in the progression of the Konecranes and Terex merger.